Attending to this matter, tel. direct line, fax direct line

KF/Anders Örbom +46 26 26 10 30

2008-04-29
Your date

Your reference

Commission File No. 82-1463

08003161

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

SUPPL

Attention: Office of International Corporate Finance,
Mr Samuel Wolff, Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir,

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik comments on ruling by Disciplinary Committee, dated 28 April 2008, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

PROCESSED
JUN 1 2 2008
THOMSON REUTERS

SEC-brev 080107 med instr plant

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 00 10	+46 26 26 10 76

Press Release

Sandvik comments on ruling by Disciplinary Committee

The Disciplinary Committee at the OMX Nordic Exchange Stockholm has ruled that Sandvik AB must be considered to have contravened the listing agreement in conjunction with the divestment of the subsidiary Edmeston AB.

In the ruling, the Committee notes that the transactions concerned relatively limited values and that there is nothing that indicates that they did not benefit the shareholders.

Accordingly, the Disciplinary Committee has imposed a fine on Sandvik AB corresponding to 1 annual fee totaling SEK 3,270,000.

Sandvik has noted the Committee's ruling and will take it into consideration in future activities.

Sandviken 28 April, 2008

Sandvik AB; (publ)

For further information, contact Anders Wallin, Vice President Group Communications, Sandvik AB, tel +46 26 26 09 20

Sandvik is a global industrial group with advanced products and world-leading positions in selected areas – tools for metal cutting, machinery and tools for rock excavation, stainless materials, special alloys, metallic and ceramic resistance materials as well as process systems. The Group had at the end of 2007 about 47,000 employees and representation in 130 countries, with annual sales of more than SEK 86,000 M.

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB Group Communications SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 10 26	+46 26 26 10 43

Attending to this matter, tel. direct line, fax direct line

KF/Anders Örbom +46 26 261030

2008-03-31

Your date

Your reference

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir,

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik AB's Annual General Meeting, dated 31 March 2008, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 00 10	+46 26 26 10 76

K 003

Annual General Meeting of Sandvik AB

Shareholders in Sandvik Aktiebolag are hereby convened to the Annual General Meeting to be held on Tuesday, 29 April 2008, at 5:00 p.m. at Jernvallen, Sandviken, Sweden.

RIGHT TO PARTICIPATE AND NOTIFICATION

Shareholders who wish to participate in the Meeting must be recorded in the share register maintained by VPC AB (the Swedish Central Securities Depository) as of Wednesday, 23 April 2008 and notify Sandvik AB of their intention to participate in the Meeting not later than Wednesday, 23 April 2008.

Notification of participation in the Meeting shall be made to Sandvik AB, Legal Affairs, SE-811 81, Sandviken, Sweden, by telephone, +46 (0)26-26 09 40 weekdays 9:00 a.m.-12:00 noon and 1:00 p.m.- 4:00 p.m., by telefax, +46 (0)26-26 10 86, or via the Internet on the Company's website www.sandvik.com. Shareholders whose shares are registered in the name of a trustee must temporarily have re-registered the shares in their own name at VPC on Wednesday, 23 April 2008 to be entitled to participate in the Meeting. Please note that this procedure also applies to shareholders who utilize bank shareholder deposit accounts and/or trade via the Internet.

Please provide name, personal registration or corporate registration number, address and telephone number and information regarding any assistants when providing notification. If participation is by proxy, the proxy should be forwarded prior to the Annual General Meeting. Proxy forms will be available at the Company's website www.sandvik.com.

AGENDA

1. Opening of the Meeting.
2. Election of Chairman of the Meeting.
3. Preparation and approval of the voting list.
4. Election of one or two persons to countersign the minutes.
5. Approval of the agenda.
6. Examination of whether the Meeting has been duly convened.
7. Presentation of the Annual Report, Auditor's Report and the Group Accounts and Auditor's report for the Group.
8. Speech by the President.
9. Resolution in respect of adoption of the Profit and Loss Account, Balance Sheet and Consolidated Profit and Loss Account and Consolidated Balance Sheet.
10. Resolution in respect of discharge from liability of the Board members and the President for the period to which the accounts relate.
11. Resolution in respect of allocation of the Company's profit in accordance with the adopted Balance Sheet and resolution on record day.
12. Determination of the number of Board members, Deputy members and Auditors. In conjunction with this, the work of the Nomination Committee will be presented.
13. Determination of fees to the Board of Directors and Auditor.
14. Election of the Board of Directors and Chairman of the Board of Directors.
15. Election of Auditor.
16. Resolution on the Nomination Committee, etc. for the Annual General Meeting 2009.
17. Resolution on guidelines for remuneration to Chief Executives.
18. Closing of the Meeting.

PROPOSALS FOR RESOLUTIONS

Item 11 – Dividend and record day

The Board of Directors proposes a dividend of SEK 4 per share. Monday, 5 May 2008 is proposed as the record day. If the Meeting approves this proposal, it is estimated that the dividend payments will be distributed by VPC on Thursday, 8 May 2008.

The Nomination Committee's proposals

The Nomination Committee is comprised of Carl-Olof By, Industrivärden, Chairman, Curt Källströmer, Handelsbankens Pensionsstiftelse och Pensionskassa, Staffan Grefbäck, Alecta Pensionsförsäkring, Marianne Nilsson, Swedbank Robur Fonder and Sandvik's Chairman of the Board of Directors Clas Åke Hedström.

The Nomination Committee proposes the following:

Item 2 - Attorney Sven Unger as Chairman of the Meeting.

Item 12 - Eight Board members, no deputies and one accounting firm as Auditor.

Item 13 - Fees to the Board of Directors and Auditor:

• Board member not employed by the Company	SEK 450,000
• Chairman of the Board of Directors	SEK 1,350,000
• Deputy Chairman	SEK 900,000
• Board member elected by the General Meeting who is a member of the Audit Committee	SEK 125,000
• Chairman of the Audit Committee	SEK 150,000
• Board member elected by the General Meeting who is a member of the Remuneration Committee	SEK 75,000
• Chairman of the Remuneration Committee	SEK 100,000
• Fees to Auditor	as invoiced

Item 14 - Re-election of Board members Georg Ehrnrooth, Fredrik Lundberg, Egil Myklebust, Hanne de Mora, Anders Nyrén, Lars Pettersson and Clas Åke Hedström. New election of Simon Thompson. Clas Åke Hedström is proposed as Chairman of the Board of Directors. Sigrun Hjelmquist has declined re-election.

Simon Thompson has held several positions in Anglo American plc and has extensive experience from the global mining industry. He is a Board member in AngloGold Ashanti and United Company RUSAL.

Item 15 - Re-election of KPMG Bohlins AB as auditor until the end of the Annual General Meeting 2011, i.e. for three years.

Item 16 - The Company is to have a Nomination Committee comprised of one representative from each of the four largest shareholders in terms of votes and the Chairman of the Board of Directors (who is to be the convening authority). The Nomination Committee has, in addition, the possibility to call in one co-opted member to the Nomination Committee from the Board members if required. At the formation of the Nomination Committee, the shareholding in the Company, based on information from VPC AB on the last banking day of August 2008, is to determine the largest shareholders in terms of votes. The composition of the Nomination Committee is to be announced as soon as it is appointed. The Chairman of the Nomination Committee is to be the member representing the largest shareholder in terms of votes. The mandate period of the Nomination Committee is until the composition of the next Nomination Committee is completed.

The Nomination Committee is to prepare proposals for the Chairman of the Meeting, the number of Board members, remuneration to each of the Board members and Auditor, the composition of the Board of Directors and Chairman of the Board of Directors, and also regarding the appointment of a Nomination Committee for the Annual General Meeting 2010 and its assignment.

In the event that a member leaves the Nomination Committee prior to the work of the Committee being completed, a representative from the same shareholder may replace the leaving member, if deemed necessary by the Nomination Committee.

In the event that a shareholder represented in the Nomination Committee significantly has reduced its holding of shares in the Company, the member may resign and, if deemed appropriate by the Nomination Committee, a representative from the shareholder next in line in terms of size may be provided an opportunity to enter. If the shareholding in the Company is otherwise significantly changed before the Nomination Committee's work is completed, a change in the composition of the Nomination Committee may take place, to the extent that the Nomination Committee deems appropriate.

The Company is to be able to pay reasonable costs connected to the work of the Nomination Committee. The Committee is not to receive any fees.

Item 17 - The Board of Directors' proposal for resolution on guidelines for remuneration to Chief Executives

The Board of Directors proposes that the Annual General Meeting resolve to adopt the following guidelines for remuneration to Chief Executives.

The Board of Directors' proposal for a resolution on guidelines for remuneration to Chief Executives is formulated to ensure that the Sandvik Group from a global perspective can offer market level and competitive remuneration that attracts and retains qualified employees in Sandvik's Group Executive Management.

The remuneration to Group Executive Management comprises fixed salary, annual variable salary and long-term variable salary. The parts are intended to create a well-balanced remuneration and benefits program that reflects the individual's performance, responsibility and the Group's earnings trend.

The fixed salary, which is individual and differentiated based on the individual's responsibility and performance, is determined based on market principles and is revised annually.

Receipt of annual variable salary is conditional upon fulfilment of goals determined annually. The goals are related to the Company's earnings and to measurable goals within the individual's area of responsibility. The maximum payment of annual variable salary for Group Executive Management is 50-75% of the annual fixed salary.

The long-term variable salary is conditional upon fulfilment of measurable goals, determined by the Board, pertaining to certain key figures that create shareholder value linked to the Company's growth, profitability and capital efficiency during a three-year period. The maximum payment of long-term variable salary for Group Executive Management is 45-50% of the annual fixed salary.

Previous years, the long-term variable salary has consisted of personnel options. Only the personnel options of 2004 are still exercisable. The program is based on an annual allotment of personnel options of Sandvik shares. The number of outstanding options as per 29 February 2008 amounted to 20,000. The Company's cost for these options is calculated to amount to approximately SEK 2.5 million.

Group Executive Management's other benefits shall be comparable to what is considered reasonable in relation to generally accepted market practice. The benefits comprise pension, car, housing, healthcare insurance and severance pay.

The pension benefits for Group Executive Management are based solely on fixed salary and shall be defined-contribution or defined-benefit. Normally, the retirement age is 62. The President has a retirement age of 60.

Severance payments are made, normally, on notice of termination by Sandvik. Any other earned income is deducted from severance pay, which is between 12 to 18 months' salary for persons under age 55 and between

18 to 24 months for persons over 55. No severance payment is made when the employee gives notice of termination.

The Board is to be entitled to deviate from the guidelines resolved on by the Annual General Meeting, if there is a particular reason for this in the individual case.

The sphere of senior executives covered by the proposal is the President and other members of the Group Executive Management.

DOCUMENTATION

The Annual report and Auditor's report and the complete proposals for resolutions
according to Items 12-17 are available at Sandvik AB and on the Company's website, www.sandvik.com, no later than 7 April 2008 at the lastest. The documentation will be sent without charge to the shareholders at request.

SHARES AND VOTES

The total number of shares and votes in the Company is 1,186,287,175 shares and 1,186,287,175 votes.

PROGRAMME FOR SHAREHOLDERS

Registration for the General Meeting will commence at 2:00 p.m. and the programme at 2:30 p.m. Beverages and snacks will be served at approx. 4:15 p.m.

Sandviken in March 2008

SANDVIK AKTIEBOLAG (publ)

The Board of Directors

Attending to this matter, tel. direct line, fax direct line

KF/Anders Örbom, +46 26 26 10 30

2008-05-06
Your date

Your reference

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

SUPPL

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Report on the 1st quarter 2008, dated 29 April 2008, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 00 10	+46 26 26 10 76

Sandvik Q1

PRESS RELEASE 29 April 2008 Interim report first quarter 2008

CONTINUED STRONG DEMAND

- Order intake +8%*, SEK 25,100 M
- Invoiced sales +5%*, SEK 21,990 M
- Operating profit -10%, SEK 3,190 M
  Excluding nickel price effects + 5%, SEK 3,707 M
- Profit after financial items -19%, SEK 2,715 M
- Net profit for the period -18%, SEK 2,000 M
- Earnings per share -18%, SEK 1.59
  Excluding nickel price effects -3%, SEK 1.91
- Cash flow +91%, SEK 1,996 M



The Sandvik Group President Lars Pettersson (left) together with Executive Vice President Per Nordberg.

"Demand for Sandvik's products remained high in all markets during the first quarter. Order intake increased in price and volume by 8%, amounting to SEK 25 billion. Invoiced sales increased in price and volume by 5% and amounted to SEK 22 billion. Operating profit was charged with SEK 517 M related to certain products in Sandvik Materials Technology and amounted to SEK 3.2 billion and the operating margin was 14.5%. However, adjusted for the effect of nickel prices, operating profit totaled SEK 3.7 billion and the operating margin amounted to 16.9%", says Sandvik's President and CEO Lars Pettersson.

"The trend of underlying profitability was positive, but invoicing and earnings were negatively impacted by fewer working days, delays in a number of projects and the continued shortage of components in Sandvik Mining and Construction. The gap between order intake and invoicing means that we must intensify our efforts to eliminate bottlenecks."

INVOICED SALES*



16 +1
48 +2
14 +17
8 +19
6 +4
8 -2

Share of the Group, % Change, %

KEY FIGURES

SEK M	Q1/08	Q1/07	Q1-4/07
Order intake	25 100	22 735	92 059
Invoiced sales	21 990	20 409	86 338
Operating profit	3 190	3 538	14 394
Earnings per share, SEK	1.59	1.95	7.65

BUSINESS AREAS – INVOICED SALES*



+8%

Sandvik Tooling



+8%

Sandvik Mining and Construction



-2%

Sandvik Materials Technology

* Percentage change compared to the same quarter in the preceeding year at fixed exchange rates for comparable units.

For additional information please call +46 26 26 10 23 (Sandvik Investor Relations) or visit www.sandvik.com

SANDVIK

Financial overview

INCOME STATEMENT SEK M	Q1 2008	Q1 2007	Change %	Q1-4 2007
Order intake	25 100	22 735	+10[1]	92 059
Invoiced sales	21 990	20 409	+8[2]	86 338
Operating profit	3 190	3 538	-10	14 394
%	14.5	17.3		16.7
Profit after financial items	2 715	3 365	-19	12 997
%	12.3	16.5		15.1
Profit for the period	2 000	2 450	-18	9 594
%	9.1	12.0		11.1
of which shareholders' interest	1 885	2 327	-19	9 116
Earnings per share, SEK *	1.59	1.95	-18	7.65

* Calculated on the basis of the shareholders' share of profit for the period.
1) +8% at fixed exchange rates for comparable units.
2) +5% at fixed exchange rates for comparable units.

KEY FIGURES	Q1 2008	Q1 2007	Full year 2007
No. of shares outstanding at end of period ('000)	1 186 287	1 186 287	1 186 287
Average no. of shares ('000)	1 186 287	1 186 287	1 186 287
Tax rate, %	26.3	27.2	26.2
Return on capital employed, % [1]	24.9	28.3	27.0
Return on total equity, % [1]	31.9	32.3	34.4
Shareholders' equity per share	25.00	24.60	24.10
Net debt/equity ratio	0.9	0.6	1.0
Equity/assets ratio, %	36	42	35
Net working capital, %	33	28	31
No. of employees	48 683	43 494	47 123

1) Rolling 12 months.

ORDER INTAKE AND INVOICED SALES PER MARKET AREA

First quarter 2008

Market area	Order intake SEK M	Change* %	Change* %[1]	Share %	Invoiced sales SEK M	Change* %	Share %
Europe	10 844	-2	0	43	10 463	2	48
NAFTA	4 065	1	1	16	3 616	1	16
South America	1 939	71	9	8	1 264	4	6
Africa/Middle East	1 975	14	-2	8	1 754	19	8
Asia	3 917	40	40	16	3 023	17	14
Australia	2 360	-12	13	9	1 870	-2	8
Total	25 100	8	7	100	21 990	5	100

* At fixed exchange rates for comparable units.
1) Excluding major orders.

CHANGE %	Order intake Q1 2008	Order intake Q1 2007	Order intake Q1-4 2007	Invoiced sales Q1 2008	Invoiced sales Q1 2007	Invoiced sales Q1-4 2007
Price/volume	+8	+13	+18	+5	+21	+18
Structural	+4	+2	+3	+4	+1	+3
Currency	-1	-6	-2	-2	-5	-2
Total	+10	+8	+18	+8	+17	+19

Sales


INVOICED SALES
SEK M Quarter
SEK M Rolling
25 000
20 000
15 000
10 000
5 000
0
100 000
80 000
60 000
40 000
20 000
0
06
07
08
Quarter
Rolling 12 months


ORDER INTAKE
SEK M Quarter
SEK M Rolling
25 000
20 000
15 000
10 000
5 000
0
100 000
80 000
60 000
40 000
20 000
0
06
07
08
Quarter
Rolling 12 months

Invoiced sales in the first quarter amounted to SEK 21,990 M (20,409), an increase of 8% in total and of 5% excluding currency effects for comparable units. Changed currency rates had a negative impact of 2% on invoicing. For Sandvik Tooling and for Sandvik Mining and Construction, the increase for comparable units excluding currency effects was 8%. Invoiced sales for Sandvik Materials Technology declined by 2%, but excluding adjustments for price compensation related to raw materials prices, the business area's invoicing increased by 5%.

Both invoicing and order intake, particularly in Europe, were negatively affected by close to 2 percentage points by fewer working days compared with the preceding year and by about 4 percentage points by the postponement of a number of projects within the oil and construction industries.

Order intake totaled SEK 25,100 M (22,735), an increase of 10% in total and 8% excluding currency effects for comparable units. Changed currency rates had a negative impact on order intake of 1%. Order intake exceeded invoicing by approximately 14%, thereby strengthening the order backlog, mainly for mining and construction equipment.

Growth excluding currency effects for comparable units was 7% for Sandvik Tooling and 16% for Sandvik Mining and Construction, while growth for Sandvik Materials Technology excluding surcharge effects increased by about 8%. Order intake was positively impacted by major orders of a project nature and, adjusted for these, growth for Sandvik Mining and Construction was 10%.

Global demand for Sandvik's products remained favorable during the quarter. Sandvik Tooling and Sandvik Mining and Construction reported a steady, high level of growth within all core areas and in all markets. Demand for Sandvik Materials Technology's products with high nickel content returned to normal, while a number of orders from the oil industry were postponed as a result of capacity shortage at some sub-suppliers to Sandvik's end customers.

In **Europe**, demand was strong in most markets. A high level of activity was reported within energy-related industries, engineering industry, the automotive industry and mining and construction industries. Adjusted for working days, surcharges and major orders, order intake increased 5-7%. In **NAFTA**, growth remained favorable in Sandvik's core operations, such as cemented-carbide tools, mining equipment and advanced tube applications. The trend for order intake continued to be positive from the mining, energy, aerospace, petrochemical and process industries, but a slight decline was noted in parts of the US construction industry and demand remained weak from automotive manufacturers. Growth of approximately 5% was recorded for cemented-carbide and superhard materials.

Development in **Africa/Middle East** is driven by a high investment activity and production in the petrochemical and mining industries and order intake was at a stable, high level. A high level of activity was also noted in **South America** and order intake rose by 71%, but after adjustments for major orders, the increase was 9%. Demand in **Asia** remained highly favorable and order intake increased by 40%, mainly in China, Korea and Japan. In **Australia**, demand was high in the mining and process industries. Order intake declined by 12% due to major project orders in the preceding year, but increased by 13% following adjustments for these.

Earnings and return


OPERATING PROFIT
SEK M
Quarter
Per cent
5 000
4 000
3 000
2 000
1 000
0
20
16
12
8
4
0
06
07
08
Quarter
Operating margin, %


RETURN
Per cent
Per cent
40
30
20
10
0
06
07
08
Return on capital employed (rolling 12 months)
Return on equity (rolling 12 months)

Operating profit in the first quarter amounted to SEK 3,190 M, a decline of 10% compared with the corresponding quarter last year. The operating margin amounted to 14.5% of invoicing (17.3). Earnings were affected adversely in the amount of SEK 517 M due to lower nickel prices. Adjusted for this effect, operating profit rose by 5% to SEK 3,707 M and the operating margin was 16.9%. Changed currency rates had a positive impact on earnings of about SEK 90 M, primarily due to exercised currency hedges. Based on currency rates as at quarter end, a negative currency effect of approximately SEK 170 M is expected for the second quarter, and a negative effect for the full year estimated to approximately SEK 600 M.

Underlying profitability remained favorable. Increased productivity and higher prices offset rising costs, but lower delivery levels to certain segments adversely impacted the margin by about one percentage point. The expansion of sales resources in emerging markets entailed cost increases during the quarter, but ensures continued profitable growth. The integration of companies acquired in the past year continued to proceed successfully, and the trend was positive for sales and profitability. Integration expenses related to acquisitions had a negative effect on earnings amounting to approximately SEK 30 M.

Net financial items amounted to an expense of SEK 475 M (expense: 173), mainly due to increased borrowings, and **profit after financial income and expenses** declined by 19% to SEK 2,715 M (3,365), 12.3% of invoicing. **Tax** amounted to SEK 715 M (915), corresponding to a tax rate of 26.3%. **Net profit for the period** amounted to SEK 2,000 M (2,450). **Earnings per share** totaled SEK 1.59 (1.95) but amounted to SEK 1.91 after adjustments for effects of nickel prices. **Cash flow** from operating activities improved to SEK 1,996 M (1,045). **Investments** amounted to SEK 1,712 M (3,044), of which company acquisitions accounted for SEK 250 M (2,002). Cash flow after investments amounted to SEK 447 M (neg: 1,934) for the quarter. **The return on capital employed** declined to 24.9% (28.3), mainly attributable to the effects of nickel prices. After adjustments for effects of nickel price, return on capital employed totaled 26.7%. **The return on shareholders' equity** declined to 31.9% (32.3).


CASH FLOW
from operations
SEK M
Quarter
SEK M
Rolling
4 000
3 000
2 000
1 000
0
10 000
7 500
5 000
2 500
0
06
07
08
Quarter
Rolling 12 months


EARNINGS PER SHARE
SEK
SEK
8
6
4
2
0
06
07
08
Rolling 12 months

Sandvik Tooling

Sandvik Tooling's order intake in the first quarter amounted to SEK 6,928 M (6,321), an increase of 7% for comparable units excluding currency effects. Invoicing totaled SEK 6,600 M (5,997), an increase of 8% from the preceding year for comparable units excluding currency effects. The number of working days in the quarter had an adverse impact on Sandvik Tooling's order intake and invoicing, of approximately 2 percentage points, which also entailed a somewhat negative effect on the operating margin.

Demand remained favorable, especially for metal-cutting tools from Sandvik Tooling. In Europe and NAFTA, growth achieved levels of 6% and 5%, respectively. In Eastern Europe and Asia, a continued strong development was noted, particularly in Russia, China and Japan. In South America, the positive trend continued.

Demand remained high from the engineering industry, oil/gas, automotive and aerospace industries. A high degree of activity was reported in the automotive industry in Asia and in large parts of Europe, but remained weak in North America.

Sandvik Tooling increased its market shares in several major markets. Successful introductions of products in recent years, combined with a strong marketing and R&D organization, contributed to the favorable trend.

The divestment of Sandvik Tobler was finalized in January and an agreement was reached in April regarding the acquisition of the Norwegian company Teeness, a leading manufacturer of anti-vibration tools. Operating profit improved by 11% compared with the first quarter of 2007 and amounted to SEK 1,595 M (1,437). The operating margin totaled 24.2% (24.0). The profit increase was mainly attributable to higher volumes, favorable sales price trends, high capacity utilization, a better product mix and completed efficiency enhancements. Compared with the preceding year, the acquisition of Diamond Innovations and fewer working days had an adverse effect on the operating margin of about 0.5 and 1 percentage points, respectively. The return on capital employed was 33.2% (33.8). Excluding Diamond Innovations, return on capital employed rose to 36.2%.

At the end of January, Sandvik Coromant inaugurated a new productivity center in Nagoya, Japan.


Productivity Center

SANDVIK TOOLING

SEK M	Q1 2008	Q1 2007	Change %	Q1-4 2007
Order intake	6 928	6 321	+7*	25 134
Invoiced sales	6 600	5 997	+8*	24 732
Operating profit	1 595	1 437	+11	5 989
%	24.2	24.0		24.2
Return on capital employed, %	33.2	33.8		33.5
Number of employees	16 629	15 976	+4	16 440

* At fixed exchange rates for comparable units.

Sandvik

Mining and Construction

Sandvik Mining and Construction's order intake in the first quarter amounted to SEK 10,529 M (8,650), up 16% for comparable units excluding currency effects. Invoicing for comparable units excluding currency effects rose 8% to SEK 8,352 M (7,298). Order intake was 26% higher than invoicing and order backlog was further strengthened. Fewer working days during the quarter compared with the preceding year had a negative impact on order intake and invoicing.

Global demand for equipment, tools and service to customers in the mining industry remained strong. Favorable growth was also noted in sales to the construction industry with the exception of the US residential market, where a slight slowdown was noted in demand for crushers and drills for the manufacture of working materials. During the quarter, a number of major project orders were secured from customers in NAFTA, South America and Asia. The postponement of a number of construction projects reduced invoicing levels. As a result, the proportion of projects in invoiced sales declined to 9% (12%) of total invoicing, while equipment increased to nearly 50% (slightly more than 40%).

Demand for products from Sandvik Mining and Construction for increasing efficiency and capacity in the mining and construction industries remained strong in the first quarter. The business area is well-positioned as the leading supplier of complete, advanced comprehensive solutions for underground mining and as a leading supplier of advanced products in selected niches in surface mining and construction. The increase in demand, combined with a shortage of certain components, entailed longer lead times and a higher level of tied-up capital. The focus was intensified on activities to secure the supply of components and thus increase the ability to deliver and reduce the order backlog.



With a transportation capacity of 60 tons, the Sandvik TH660 can carry up to 20% more than its rivals.

The level of demand for mobile crushers was high in many markets and the acquired British companies Extec and Fintec continued to perform favorably in terms of growth and profitability.

Operating profit in the first quarter rose by 7% to SEK 1,184 M (1,102) or 14.2% of invoicing. The increase was primarily attributable to higher volumes, while lower project invoicing and increased costs for expansion within the sales and service organizations were charged to operating margin. Changed currency rates had a negative effect of approximately SEK 20 M on earnings. The return on capital employed declined slightly to 29.2% (32.6), but excluding the effects of the acquisition of Extec and Fintec, return amounted to 31.4%.

SANDVIK MINING AND CONSTRUCTION

SEK M	Q1 2008	Q1 2007	Change %	Q1-4 2007
Order intake	10 529	8 650	+16 *	37 986
Invoiced sales	8 352	7 298	+8 *	33 073
Operating profit	1 184	1 102	+7	4 979
%	14.2	15.1		15.1
Return on capital employed, %	29.2	32.6		31.2
Number of employees	16 224	12 823	+27	15 173

* At fixed exchange rates for comparable units.

Sandvik Materials Technology

Sandvik Materials Technology's order intake in the first quarter amounted to SEK 5,921 M (6,194), down 2% compared with the preceding year, excluding currency effects for comparable units. Invoiced sales amounted to SEK 5,402 M (5,604), a decline of slightly less than 2% excluding currency effects for comparable units. Price compensation for changed raw materials prices had a comparative negative effect of about 10% and slightly more than 6%, respectively, on order intake and invoicing. Accordingly, order intake rose by 8% and invoicing by 5%, excluding currency, structural and price compensation effects.

Global demand for high value-added niche products remained strong, primarily from customers in sectors such as energy, aerospace, medical technology and process industries. Demand was favorable in the majority of markets, most notably in Asia, Australia and South America. Capacity problems affecting suppliers to some customers led to the postponement of a number of orders to the oil industry and both production volume and invoicing were adversely affected by this development in the latter part of the quarter.

Order intake for standard products with a high nickel content returned to a normal level during the quarter as the price of nickel stabilized, compared with the volatility in 2007. This meant that inventory volumes gradually decreased and total nickel volumes were reduced to slightly more than 11,000 tons during the quarter. An average price of approximately USD 29,000 per ton, combined with a weaker USD, entailed a negative earnings effect of SEK 517 M. Based on prevailing nickel prices and currency rates, the effect on earnings in the second quarter is expected to be approximately SEK -100 M.

Sandvik Materials Technology inaugurated a research and development center in Pune, India.



The strong demand trend implies that Sandvik Materials Technology needs to increase production capacity within certain prioritized areas. Investment projects are ongoing to increase capacity for high-alloy seamless tubes and rock drill-steel, primarily in China and Sweden.

Operating profit in the first quarter was positively affected by higher volumes and a positive base price trend, but was negatively impacted by effects related to nickel prices. Lower production and delayed deliveries of orders to the oil industry was estimated to have impacted the operating margin negatively by about 3 percentage points. Changed currency rates had a positive effect on earnings of approximately SEK 50 M. The reported operating profit was SEK 82 M (784) or 1.5% of invoicing. Adjusted for nickel price effects, operating profit totaled SEK 599 M, or 11.1% of invoicing. Return on capital employed declined to 9.8% (18.5). Excluding nickel price effects, return on capital employed was 15.8%.

SANDVIK MATERIALS TECHNOLOGY

SEK M	Q1 2008	Q1 2007	Change %	Q1-4 2007
Order intake	5 921	6 194	-2 *	22 733
Invoiced sales	5 402	5 604	-2 *	22 486
Operating profit	82	784	-90	2 435
%	1.5	14.0		10.8
Return on capital employed, %	9.8	18.5		14.5
Number of employees	9 320	8 695	+7	9 098

* At fixed exchange rates for comparable units, including compensation for changed raw material prices.

Parent Company

The Parent Company's invoicing during the first quarter of 2008 amounted to SEK 5,535 M (5,277) and operating loss amounted to SEK 284 M (profit: 316). The operating result for the Parent Company as well as for the Group was negatively affected by the nickel price effects in Sandvik Materials Technology as explained on page 7.

Interest-bearing liabilities less cash and cash equivalents and interest-bearing assets amounted to SEK 13,187 M (10,240 at 31 December 2007). During the quarter, the net debt for the Parent Company increased as a result of the settlement of Group contributions. Investments in fixed assets amounted to SEK 428 M (290).

Significant events

- In January, Sandvik Mining and Construction reached an agreement covering the acquisition of the majority of the assets in the South African company Corstor International (Pty) Ltd. The company is a leading manufacturer of borehole core storage and handling systems for the mining and exploration industries. The company has about 70 employees and sales in 2007 amounted to SEK 70 M.
- In March, Sandvik Mining and Construction entered an agreement regarding the acquisition of the German system-technology provider Aubema Beteiligungs GmbH and two subsidiaries. Aubema offers advanced solutions for the fragmentation of coal, limestone, different types of ore, salt, fertilizer and other types of softer minerals and materials. The company has about 80 employees and sales in 2007 totaled approximately SEK 160 M.
- In April, Sandvik Tooling reached an agreement with the majority shareholders in the Norwegian company Teeness ASA to acquire 92.55% of the company. Teeness is market-leading in the development and production of anti-vibration tools. The acquisition strengthens Sandvik Tooling's offering, in particular, to the aerospace and energy sectors. In 2007, Teeness reported sales of about SEK 200 M and had 105 employees. The purchase price was approximately SEK 240 M. The corresponding offer will be made to the remaining shareholders in Teeness.
- During the January-April period, Sandvik also acquired the Swedish company Sanslip, a producer of machines for regrinding drill bits. Furthermore, an agreement was reached regarding the takeover of personnel and assets from the Canadian company JN Precise Inc. The company is a supplier of tools and components for exploration drilling.

Acquisitions and divestments

The total purchase price relating to company acquisitions during the first quarter amounted to SEK 250 M. Of the purchase price, a preliminary amount of SEK 139 M pertains to goodwill and other intangible assets. The number of employees in acquired operations amounted to 280 persons. The effect on invoicing and earnings for the period is immaterial.

Acquisitions during 2007 and 2008

Business area	Company/unit	Closing date	Annual revenue SEK M	No. of employees
Sandvik Mining and Construction	Shark Abrasion Systems, Australia	17 Jan '07	70	10
Sandvik Mining and Construction	Hydramatic Engineering, Australia	28 Feb '07	330	290
Sandvik Tooling	Diamond Innovations, USA	15 Mar '07	>1 000	600
Sandvik Mining and Construction	Extec Screens and Crushers Ltd, UK	31 May '07	1 800	450
Sandvik Mining and Construction	Fintec Crushing and Screening Ltd, UK	31 May '07	560	325
Sandvik Materials Technology	Doncasters Medical Technologies, UK	13 Jul '07	500	430
Sandvik Materials Technology	JKB Medical Technologies, USA	14 Dec '07	90	90
Sandvik Mining and Construction	JN Precise, Canada	28 Jan '08	100	70
Sandvik Materials Technology	Medtronic Inc., USA (part of)	1 Feb '08	140	110
Sandvik Mining and Construction	Corstor International, South Africa	29 Feb '08	70	100
Sandvik Mining and Construction	Aubema, Germany	3 Apr '08	160	80
Sandvik Mining and Construction	Sanslip, Sweden	7 Apr '08	15	9
Sandvik Tooling	Teeness, Norway	*	200	105

Divestments during 2007 and 2008

Business area	Company/unit	Closing date	Annual revenue SEK M	No. of employees
Sandvik Materials Technology	Outokumpu Stainless Tubular Products, minority share 11.6%	30 Apr '07		
Sandvik Materials Technology	Sandvik Sorting Systems	29 Jun '07	1 000	300
Sandvik Tooling	Sandvik Tobler	31 Jan '08	85	80

* Date not settled.

Accounting policies

This interim report was prepared in accordance with IFRS, applying IAS 34, Interim Financial Reporting. The same accounting and valuation policies were applied as in the most recent annual report.

From 2008, Sandvik has adjusted the distribution of costs between Cost of sales and services and Administrative expenses to increase accuracy and clarity and thereby improve the reporting of operations. This means that both the adjusted gross profit margin and administrative expenses increased by approximately 1.2 percentage points (SEK 254 M) for the first quarter of 2007 and by about 1.4 percentage points (SEK 1,246 M) for full-year 2007. The adjustment has no effect on operating profit. Figures for 2007 were restated in this report.

Risks and uncertainty factors

Sandvik is a global group represented in 130 countries and is as such exposed to a number of commercial and financial risks. Accordingly, risk management is an important process for Sandvik in relation to established targets. Efficient risk management is an ongoing process conducted within the framework of business control, and is part of the ongoing operations follow-up. For a more in-depth analysis of risks, refer to Sandvik's 2007 Annual Report.

Transactions with related parties

No transactions between Sandvik and related parties that have significantly affected the company's position and earnings have taken place.

Sandviken, 29 April 2008
Sandvik AB; (publ)
Lars Pettersson
President and CEO

Sandvik discloses the information provided herein pursuant to the Securities Market Act and/or the Financial Instruments Trading Act. The information was submitted for publication on 29 April at 12:00 CET.

Appendices:

1. Brief overview of the Group.
2. Brief overview of the Parent Company.
3. Invoicing and operating profit.

The company's auditors have not conducted a special audit of the Q1 2008 report. The Sandvik Group's interim report for the second quarter of 2008 will be published on 18 July 2008.

Additional information may be obtained from Sandvik Investor Relations at tel. +46 26 26 10 23 or by e-mail to info.ir@sandvik.com.

A teleconference will be held on 29 April 2008 at 13.30 CET.

Calendar:

29 Apr	First-quarter report 2008 and AGM
30 Apr	Ex dividend date
5 May	Record date for dividend
8 May	Dividend payout
18 Jul	Second-quarter report 2008
4 Sep	Capital Markets Day 2008
30 Oct	Third-quarter report 2008

POSTAL ADDRESS	PUBLIC COMPANY (publ)	PHONE AND FAX	WEB SITE AND E-MAIL
Sandvik AB	Corp. Reg. No: 556000-3468	+46 26 26 00 00	www.sandvik.com
811 81 Sandviken	VAT No: SE663000060901	+46 26 26 10 22	info.group@sandvik.com

Appendix 1

The Group in brief

INCOME STATEMENT SEK M	Q1 2008	Q1 2007	Change %	Q1-4 2007
Revenue	21 990	20 409	+8	86 338
Cost of sales and services	-14 303	-12 951	+10	-55 976
Gross profit	7 687	7 458	+3	30 362
% of revenues	35.0	36.5		35.2
Selling expenses	-2 733	-2 517	+9	-10 334
Administrative expenses	-1 292	-965	+34	-4 142
Research and development costs	-492	-417	+18	-1 818
Other operating income and expenses	20	-21		326
Operating profit	3 190	3 538	-10	14 394
% of revenues	14.5	17.3		16.7
Financial income	94	137	-31	377
Financial expenses	-569	-310	+84	-1 774
Net financing cost	-475	-173	+175	-1 397
Profit after financial items	2 715	3 365	-19	12 997
% of revenues	12.3	16.5		15.1
Income tax expense	-715	-915	-22	-3 403
Profit for the period	2 000	2 450	-18	9 594
% of revenues	9.1	12.0		11.1
of which minority interests	115	123	-7	478
of which shareholders' interest	1 885	2 327	-19	9 116
Earnings per share, SEK	1.59	1.95	-18	7.65

BALANCE SHEET SEK M	31 March 2008	31 March 2007	Change %	31 Dec 2007
Intangible assets	11 011	7 507	+47	11 425
Property, plant and equipment	21 057	18 711	+13	20 895
Financial assets	3 650	3 938	-7	3 779
Inventories	25 371	20 942	+21	25 301
Current receivables	22 974	19 825	+16	22 029
Cash and cash equivalents	1 745	2 148	-19	2 006
Total assets	85 808	73 071	+17	85 435
Total equity	30 950	30 355	+2	29 823
Non-current interest-bearing liabilities	21 649	13 118	+65	21 477
Non-current non-interest-bearing liabilities	5 584	4 371	+28	5 376
Current interest-bearing liabilities	8 632	8 066	+7	10 469
Current non-interest-bearing liabilities	18 993	17 161	+11	18 290
Total equity and liabilities	85 808	73 071	+17	85 435
Net working capital *	*28 659*	*24 386*	*+18*	*28 804*
Loans	*27 365*	*17 721*	*+54*	*28 554*
*Net debt***	*27 488*	*18 096*	*+52*	*28 905*
Minority interests in total equity	*1 291*	*1 195*	*+8*	*1 209*

*) Inventories + trade receivables excl. prepaid income taxes, reduced by non-interest-bearing liabilities excl. tax liabilities.

**) Current and non-current interest-bearing liabilities including net provisions for pensions, less cash and cash equivalents.

Appendix 1 (cont.)

CHANGE IN TOTAL EQUITY SEK M	Q1 2008	Q1 2007
Opening equity as shown in approved balance sheet for the preceding year	29 823	27 198
Currency translation differences	-831	+790
Equity settled share based payments	-33	-82
Effect of hedge accounting in accordance with IAS 39	-9	-1
Net profit for the period	+2 000	+2 450
Closing equity	30 950	30 355

CASH-FLOW STATEMENT SEK M	Q1 2008	Q1 2007	Q1-4 2007
Cash flow from operating activities			
Income after financial income and expenses	+2 715	+3 365	+12 997
Adjustment for depreciation, amortization and impairment losses	+858	+746	+3 077
Adjustment for items that do not require the use of cash	-133	-178	-627
Income tax paid	-770	-938	-3 404
Cash flow from operating activities before changes in working capital	+2 670	+2 995	+12 043
Changes in working capital			
Change in inventories	-871	-1 372	-5 528
Change in operating receivables	-815	-1 302	-2 505
Change in operating liabilities	+1 012	+724	+1 466
Cash flow from operating activities	+1 996	+1 045	+5 476
Cash flow from investing activities			
Acquisitions of companies and shares, net of cash acquired	-250	-2 002	-5 856
Acquisitions of property, plant and equipment	-1 462	-1 042	-5 399
Proceeds from sale of companies and shares, net of cash disposed of	+50	0	+363
Proceeds from sale of property, plant and equipment	+113	+65	+409
Cash flow from investing activities	-1 549	-2 979	-10 483
Net cash flow after investing activities	+447	-1 934	-5 007
Cash flow from financing activities			
Change in borrowings	-588	+2 357	+13 052
Exercise of personnel options program	-41	-65	-100
Redemption of own shares			-3 559
Dividends paid			-4 207
Cash flow from financing activities	-629	+2 292	+5 186
Cash flow for the period	-182	+358	+179
Cash and cash equivalents at beginning of the period	+2 006	+1 745	+1 745
Exchange-rate differences in cash and cash equivalents	-79	+45	+82
Cash and cash equivalents at the end of the period	+1 745	+2 148	+2 006

Appendix 2

Parent company in brief

INCOME STATEMENT SEK M	Q1 2008	Q1 2007	Change %	Q1-4 2007
Revenue	5 535	5 277	5	20 682
Cost of sales and services	-4 740	-4 004	18	-16 111
Gross profit	795	1 273	-38	4 571
Selling expenses	-163	-155	5	-621
Administrative expenses	-527	-490	8	-1 982
Research and development costs	-269	-191	41	-1 019
Other operating income and expenses	-120	-121	-1	-428
Operating profit	-284	316	-190	521
Income from shares in group companies	42	33	27	5 997
Income from shares in associated companies	-	-	-	5
Interest income and similar items	232	136	71	638
Interest expenses and similar items	-323	-275	17	-1 165
Profit after financial items	-333	210	-259	5 996
Appropriations	-	137	-100	3 063
Income tax expense	-24	-108	-78	-745
Profit for the period	-357	239	-249	8 314

BALANCE SHEET SEK M	31 mars 2008	31 mars 2007	Change %	31 dec 2007
Intangible assets	31	38	-18	26
Property, plant and equipment	6 043	5 384	12	5 765
Financial assets	13 876	11 840	17	13 857
Inventories	5 602	4 614	21	6 242
Current receivables	16 219	19 672	-18	19 287
Cash and cash equivalents	52	41	27	6
Total assets	41 823	41 589	1	45 183
Total equity	12 502	14 447	-13	12 901
Untaxed reserves	19	2 945	-99	19
Provisions	317	280	13	317
Non-current interest-bearing liabilities	11 852	6 753	76	11 879
Non-current non-interest-bearing liabilities	-	9	-100	-
Current interest-bearing liabilities	11 799	12 613	-6	11 982
Current non-interest-bearing liabilities	5 334	4 542	17	8 085
Total equity and liabilities	41 823	41 589	1	45 183
Interest-bearing liabilities and provisions minus cash and cash equivalents and interest-bearing assets	13 187	4 290	207	10 240
Investments in fixed assets	428	290	48	1 128

Appendix 3

Sales and operating profit

INVOICED SALES BY MARKET AREA

SEK M	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1-4 2007	Q1 2008	Change Q1 %	Change Q1 % 1)
Europe	9 647	10 191	9 539	10 327	39 704	10 463	+8	+2
NAFTA	3 666	3 757	3 820	3 658	14 901	3 616	-1	+1
South America	1 158	1 461	1 360	1 466	5 445	1 264	+9	+4
Africa/Middle East	1 576	1 601	1 704	1 835	6 716	1 754	+11	+19
Asia	2 565	2 898	2 891	3 317	11 671	3 023	+18	+17
Australia	1 797	2 094	1 902	2 108	7 901	1 870	+4	-2
Group total	20 409	22 002	21 216	22 711	86 338	21 990	+8	+5

ORDER INTAKE BY BUSINESS AREA

SEK M	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1-4 2007	Q1 2008	Change Q1 %	Change Q1 % 1)
Sandvik Tooling	6 321	6 440	5 991	6 383	25 134	6 928	+10	+7
Sandvik Mining and Construction	8 650	10 175	9 077	10 084	37 986	10 529	+22	+16
Sandvik Materials Technology	6 194	6 266	4 729	5 545	22 733	5 921	-4	-2
Seco Tools 2)	1 564	1 557	1 454	1 600	6 176	1 721	+10	+10
Group activities	7	7	8	7	30	1		
Group total	22 735	24 445	21 259	23 619	92 059	25 100	+10	+8

INVOICED SALES BY BUSINESS AREA

SEK M	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1-4 2007	Q1 2008	Change Q1 %	Change Q1 % 1)
Sandvik Tooling	5 997	6 324	5 982	6 429	24 732	6 600	+10	+8
Sandvik Mining and Construction	7 298	8 186	8 424	9 166	33 073	8 352	+14	+8
Sandvik Materials Technology	5 604	5 982	5 363	5 538	22 486	5 402	-4	-2
Seco Tools 2)	1 504	1 502	1 439	1 566	6 011	1 627	+8	+8
Group activities	7	8	8	12	36	9		
Group total	20 409	22 002	21 216	22 711	86 338	21 990	+8	+5

OPERATING PROFIT BY BUSINESS AREA

SEK M	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1-4 2007	Q1 2008	Change Q1 %
Sandvik Tooling	1 437	1 568	1 442	1 542	5 989	1 595	+11
Sandvik Mining and Construction	1 102	1 269	1 260	1 348	4 979	1 184	+7
Sandvik Materials Technology	784	943	621	86	2 435	82	-90
Seco Tools 2)	381	382	342	385	1 491	403	+6
Group activities	-166	-69	-102	-161	-500	-76	
Group total	3 538	4 093	3 563	3 200	14 394	3 190	-10

OPERATING MARGIN BY BUSINESS AREA

% OF INVOICED SALES	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1-4 2007	Q1 2008
Sandvik Tooling	24.0	24.8	24.1	24.0	24.2	24.2
Sandvik Mining and Construction	15.1	15.5	15.0	14.7	15.1	14.2
Sandvik Materials Technology	14.0	15.8	11.6	1.6	10.8	1.5
Seco Tools 2)	25.4	25.4	23.8	24.6	24.8	24.8
Group total	17.3	18.6	16.8	14.1	16.7	14.5

1) Change compared with preceeding year at fixed exchange rates for comparable units.
2) As a result of the majority holding in Seco Tools AB, Sandvik consolidates this company. For comments, refer to the company's interim and annual report.

Attending to this matter, tel. direct line, fax direct line

KF/Anders Örbom +46 26 26 10 30

2008-05-06

Your date

Your reference

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

RECEIVED

Attention: Office of International Corporate Finance,
Mr Samuel Wolff, Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir,

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik acquires British medical technology company, dated 6 May 2008, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

SEC-brev 080407 Sanslip

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 00 10	+46 26 26 10 76

K 003

Press Release

Sandvik acquires british medical technology company

Sandvik Materials Technology has acquired the medical technology company Eurocut Ltd.

Eurocut Ltd. manufactures medical instruments and implants for the orthopedic sector. Its customers comprise leading medical technology companies that sell directly to hospitals and medical clinics.

Annual sales amount to about SEK 60 M and the company has 60 employees. Operations are based in Sheffield, in the UK.

The acquisition further strengthens Sandvik's position in the rapidly expanding medical technology segment.

"The acquisition is in line with our long-term ambition to be a strategic partner within the area and a complete supplier to globally leading medical technology companies. The addition ol Eurocut Ltd. broadens our product program, expands our capacity and strengthens our expertise within machining and production of medical instruments and implants," says Peter Gossas, President of Sandvik Materials Technology.

Sandviken, 6 May 2008

Sandvik AB; (publ)

For further information, contact Peter Gossas, President of Sandvik Materials Technology business area, +46 26 26 36 28 or Jan Lissåker, Vice President Investor Relations, Sandvik AB, +46 26 26 10 23.

Sandvik is a global industrial group with advanced products and world-leading positions in selected areas – tools for metal cutting, machinery and tools for rock excavation, stainless materials, special alloys, metallic and ceramic resistance materials as well as process systems. The Group had at the end of 2007 about 47,000 employees and representation in 130 countries, with annual sales of more than SEK 86,000 M.

Sandvik Materials Technology is a business area within the Sandvik Group and a world-leading manufacturer of advanced special alloys and ceramic resistance materials. The business area develops and supplies innovative products and system solutions to a variety of industries that impose exacting demands on safety, performance and productivity. Annual sales total more than SEK 22,000 M, with about 9,000 employees. Product areas comprise MedTech, Tube, Strip, Wire, Kanthal and Process Systems.

Attending to this matter, tel. direct line, fax direct line

KF/Anders Örbom +46 26 261030

2008-05-06
Your date

Your reference

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir,

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, 2008 Annual General Meeting of Shareholders of Sandvik AB, dated 29 April 2008, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 00 10	+46 26 26 10 76

K 003

Press Release

2008 Annual General Meeting of Shareholders of Sandvik AB

Sandvik AB's Annual General Meeting, held in Sandviken on 29 April, approved a dividend of SEK 4 per share for 2007. The record date for payment of the dividend was set at Monday, 5 May. The dividend is expected to be sent to shareholders by VPC on Thursday, 8 May.

In his address, Lars Pettersson, President and CEO, commented on fiscal 2007 and on the company's performance in the first quarter of 2008. The presentation included a report on the Group's business concept and future development. With a strong product portfolio and focused R&D investments, Sandvik offers high customer value to a global customer base, making it well positioned to continue its trend of profitable growth. The Group's financial strength enables it to combine a generous dividend policy and an aggressive growth strategy based on company acquisitions and investments.

Board of Directors and Auditors

Hanne de Mora, Georg Ehrnrooth, Fredrik Lundberg, Egil Myklebust, Anders Nyrén, Lars Pettersson and Clas Åke Hedström were re-elected as members of the Board, with Clas Åke Hedström as Chairman of the Board. Simon Thompson was elected as a new Board member.

The unions appointed Tomas Kärnström and Jan Kjellgren as members of the Board and Mette Ramberg and Bo Westin as deputy members of the Board.

KPMG Bohlins AB was elected as the company's auditor. KPMG Bohlins AB appointed Authorized Public Accountant Caj Nackstad as auditor-in-charge.

Resolution regarding Nomination Committee

The Annual General Meeting resolved that the four largest shareholders known to the Company shall each appoint one member, and that the Nomination Committee shall consist of these members plus the Chairman of the Board, who is also the convener for the Committee.

Resolution on principles of remuneration and other employment conditions for Group management

The Annual General Meeting voted to approve the Board's proposal regarding principles of remuneration, etc., for Group management.

Statutory meeting of the Board of Directors

A statutory meeting of the Board of Directors was held following the Annual General Meeting. Anders Nyrén was appointed Deputy Chairman of the Board. Anders Nyrén, Fredrik Lundberg and Hanne de Mora were appointed members of the Audit Committee. Clas Åke Hedström, Georg Ehrnroth and Egil Myklebust were appointed members of the Remuneration Committee.

Wilhelm Haglund medal

Stefan Roman from Sandvik Coromant was named Product Developer of the Year and was awarded the Wilhelm Haglund medal for the development of the CoroDrill 880 short-hole drill, which has become a major commercial success and is an example of how systematic improvement of a product concept strengthens productivity. Leif Widin and Klas Tübinger received an honorable mention for their contributions to the development of the CoroMill 880.

Sandvik AB may be required to disclose the information provided herein pursuant to the Securities Markets Act. The information was submitted for publication at 19:00 p.m. on 29 April 2008.

Sandviken, 29 April 2008

Sandvik AB; (publ)

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB			
Group Communications	Reg.No 556000-3468		
SE-811 81 SANDVIKEN	VAT No. SE663000060901		
SWEDEN	www.sandvik.com	+46 26 26 10 26	+46 26 26 10 43

Attending to this matter, tel. direct line, fax direct line

KF/Anders Örbom +46 26 26 10 30

2008-05-06

Your date

Your reference

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

Attention: Office of International Corporate Finance,
Mr Samuel Wolff, Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir,

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik to divest construction division, dated 30 April 2008, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 00 10	+46 26 26 10 76

K 003

SANDVIK

Press Release

Sandvik to divest construction division

In 2006, Sandvik acquired Hagby-Asahi AB in Nora, Sweden. This was one in a series of strategic acquisitions that established Sandvik as a leading supplier to the exploration industry.

In addition to Hagby-Asahi's leading position as a manufacturer and supplier of tools and equipment for mineral exploration, the company also included a construction division that develops and sells equipment for drilling and grinding of concrete using diamond tools. This operation has sales of approximately SEK 65 M and has about 30 employees in Sweden and Finland.

The construction division has a focus and market in an area in which Sandvik otherwise does not have a business presence and can therefore not be considered core operation for Sandvik. Accordingly, Sandvik has decided to divest this operation.

Sandvik has reached an agreement with Husqvarna Construction Products Sweden AB, which will be the new owner of the construction division.

The construction division will be transferred to the new owner on 30 April 2008.

Sandviken, 30 April 2008

Sandvik AB; (publ)

For further information, contact Lars Josefsson, President of Sandvik Mining and Construction business area, tel: +46 26 26 51 51 or Jan Lissåker, Vice President, Investor Relations, Sandvik AB, tel: +46 26 26 10 23.

Sandvik is a global industrial group with advanced products and world-leading positions in selected areas – tools for metal cutting, machinery and tools for rock excavation, stainless materials, special alloys, metallic and ceramic resistance materials as well as process and sorting systems. The Group had at the end of 2007 about 47,000 employees and representation in 130 countries, with annual sales of more than SEK 86,000 M.

Sandvik Mining and Construction is a business area within the Sandvik Group and a leading global supplier of machinery, cemented-carbide tools, service and technical solutions for the excavation and sizing of rock and minerals in the mining and construction industries. Annual sales in 2007 amounted to about SEK 33,100 M, with approximately 15,200 employees.

END

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB Group Communications SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 10 26	+46 26 26 10 43